Exhibit 99.1

Internet Gold Reports its Financial Results for
the Second Quarter of 2015

- Second Dividend during 2015 is expected from B Communications on September 29, 2015 -

Ramat Gan, Israel – August 31, 2015 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the quarter ended June 30, 2015. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ).

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “During the last few years, we focused on improving our debt structure and our financial strength. We feel very comfortable with both our current Loan to Value and liquidity. Today's decision by B Communications' board of directors to declare a cash dividend in the amount of NIS 0.73 per share, is very good news for us and we expect to receive NIS 15 million on September 29, 2015. It's the second consecutive quarter that BCOM distributed a dividend to its shareholders and we believe there will be more distributions in the quarters ahead. We are very pleased with the results of our B Communications subsidiary and with Bezeq, which continues to generate a steady return that enhances our overall financial position and capabilities.”

Dividend from B Communications: On August 31, 2015, B Communications' board of directors declared a cash dividend in the amount of NIS 22 million ($6 million) or NIS 0.73 ($0.19) per share. Internet Gold expects to receive its distributive share of approximately NIS 15 million ($4 million) on September 29, 2015. On June 16, 2015, Internet Gold received a cash dividend totaling NIS 45 million ($12 million) from B Communications as part of the NIS 67 million ($18 million) or NIS 2.24 ($0.59) per share dividend paid by BCOM.

Bezeq’s Results: For the second quarter of 2015, the Bezeq Group reported revenues of NIS 2.6 billion ($691 million) and an operating profit of NIS 794 million ($211 million). Bezeq’s EBITDA for the second quarter totaled NIS 1.25 billion ($330 million), representing an EBITDA margin of 47.8%. Net profit for the period attributable to Bezeq’s shareholders totaled NIS 482 million ($128 million). Bezeq's cash flow from operating activities during the period totaled NIS 840 million ($223 million). The second quarter of 2015 was the first quarter for Bezeq to fully consolidate the operating results of YES in its financials.

Cash and Debt Position: As of June 30, 2015, Internet Gold’s unconsolidated cash and cash equivalents and short term investments totaled NIS 335 million ($89 million), its unconsolidated gross debt was NIS 1.1 billion ($303 million) and its unconsolidated net debt was NIS 807 million ($214 million).

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Internet Gold's Unconsolidated Balance Sheet Data (1)

In millions			Convenience
			translation into
			U.S. dollars
			(Note A)
	June 30,	June 30,	June 30,	December 31,
	2014	2015	2015	2014
	NIS	NIS	US$	NIS
Short term liabilities	72	215	57	82
Long term liabilities	1,125	927	246	1,062
Total liabilities	1,197	1,142	303	1,144
Cash and cash equivalents	418	335	89	322
Total net debt	779	807	214	822

(1)   Does not include the consolidated balance sheet of B Communications and its subsidiaries.

Internet Gold's Cash Management: Internet Gold manages its cash balances according to an investment policy that was approved by its board of directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to Internet Gold's investment policy approximately 80% of its funds must be invested in investment-grade securities.

Dividend from Bezeq: On March 25, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 844 million ($224 million). On May 6, 2015, Bezeq's shareholders approved the dividend distribution and on May 27, 2015, B Communications’ received its share of the dividend distribution of NIS 259 million ($69 million).

On August 30, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 933 million ($248 million) representing its profits for the first half of 2015, excluding its revaluation gain of NIS 12 million ($3 million) arising from its gaining control over YES. The dividend, which is subject to shareholder approval, is expected to be paid on October 26, 2015 to shareholders of record as of October 12, 2015.

B Communications’ share of the dividend distribution, if approved, is expected to be approximately NIS 286 million ($76 million).

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Internet Gold’s Second Quarter Consolidated Financial Results

Internet Gold's consolidated revenues for the second quarter of 2015 totaled NIS 2.6 billion ($691 million), a 15.7% increase compared with NIS 2.25 billion reported in the second quarter of 2014. The increase resulted from the full consolidation of Yes, beginning in the second quarter of 2015. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating income for the second quarter of 2015 totaled NIS 611 million ($162 million), a 41% decrease compared with NIS 1,039 million reported in the second quarter of 2014. Bezeq’s results for the second quarter of 2014 included NIS 582 million one-time capital gain (before tax) from the sale of Coral Tel Ltd., the operator of the "Yad2" portal.

Internet Gold's consolidated net income for the second quarter of 2015 totaled NIS 239 million ($63 million), compared with NIS 532 million reported in the second quarter of 2014. Bezeq’s results for the second quarter of 2014 included a one-time capital gain (after tax) of NIS 437 million from the sale of Coral Tel Ltd.

Internet Gold’s Second Quarter Unconsolidated Financial Results

As of June 30, 2015 Internet Gold held approximately 67% of B Communications outstanding shares. Accordingly, Internet Gold's interest in B Communications’ net income for the second quarter of 2015 totaled NIS 14 million ($4 million), compared with its share in B Communications' net income of NIS 72 million in the second quarter of 2014.

Internet Gold’s unconsolidated net financial expenses for the second quarter of 2015 totaled NIS 26 million ($7 million) compared with NIS 39 million in the second quarter of 2014. These expenses consist of NIS 22 million ($6 million) of interest and CPI linkage expenses related to its publicly-traded debentures and NIS 4 million ($1 million) of financial expenses generated by the decline in value of our short term investments.

Internet Gold's net loss attributable to shareholders for the second quarter of 2015 totaled NIS 13 million ($3 million) compared with an income attributable to its shareholders of NIS 32 million in the second quarter of 2014.

In millions			Convenience
			translation
	Three-month	Three-month	into
	period ended	period ended	U.S. dollars	Year ended
	June 30,	June 30,	(Note A)	December 31,
	2014	2015	2015	2014
	NIS	NIS	US$	NIS
Revenues	-	-	-	-
Financial expenses, net	(39)	(26)	(7)	(83)
Operating expenses	(1)	(1)	-	(4)
Interest in BCOM's net income (loss)	72	14	4	(16)
Net income (loss)	32	(13)	(3)	(103)

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the second quarter ended June 30, 2015. For a full discussion of Bezeq’s results for the second quarter ended June 30, 2015, please refer to its website: http://ir.bezeq.co.il.

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Bezep Group (consolidated)	Q2 2015	Q2 2014	% change
	(NIS millions)

Revenues	2,603	2,250	15.7%
Operating profit	794	1,234	-35.7%
EBITDA	1,245	1,553	-19.8%
EBITDA margin	47.8%	69.0%
Net profit	482	810	-40.5%
Basic and Diluted EPS (NIS)	0.17	0.29	-41.4%
Cash flow from operating activities	840	1,064	-21.1%
Payments for investments	511	323	58.2%
Free cash flow [1]	413	787	-47.5%
Net debt/EBITDA (end of period) [2]	2.30	1.54

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the second quarter of 2015 amounted to NIS 2.60 billion ($691 million) compared with NIS 2.25 billion in the corresponding quarter of 2014, an increase of 15.7%. The increase was related to the first-time consolidation of YES revenues in the second quarter of 2015 in the amount of NIS 439 million ($116 million) as well as an increase in the revenues of Bezeq Fixed-Line and Bezeq International. The increase was partially offset by lower revenues at Pelephone.

Salary expenses of the Bezeq Group in the second quarter of 2015 amounted to NIS 497 million ($132 million) compared with NIS 443 million in the corresponding quarter of 2014, an increase of 12.2%. The increase was due to the first-time consolidation of YES salary expenses in the second quarter of 2015 in the amount of NIS 62 million ($16 million). The increase was partially offset by a decrease in salary expenses of Pelephone due to continued streamlining actions.

Operating expenses of the Bezeq Group in the second quarter of 2015 amounted to NIS 1.00 billion ($266 million) compared with NIS 822 million in the corresponding quarter of 2014, an increase of 21.9%. The increase was due to the first-time consolidation of YES operating expenses in the second quarter of 2015 in the amount of NIS 227 million ($60 million). The increase was partially offset by a decrease in operating expenses at Pelephone and Bezeq Fixed-Line due to continued streamlining actions.

Other operating income of the Bezeq Group in the second quarter of 2015 amounted to NIS 141 million ($37 million) compared with NIS 568 million in the corresponding quarter of 2014. Other operating income in the corresponding quarter in 2014 was influenced by a one-time NIS 582 million ($154 million) gain from the sale of Coral Tel Ltd.. The decrease in other operating income was partially offset by provision in the amount of NIS 117 million for early retirement of employees at Bezeq Fixed-Line in the second quarter of 2014.

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Operating profit of the Bezeq Group in the second quarter of 2015 amounted to NIS 794 million ($211 million) compared with NIS 1.23 billion in the corresponding quarter of 2014, a decrease of 35.7%. Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the second quarter of 2015 amounted to NIS 1.25 billion ($330 million) (EBITDA margin of 47.8%) compared with NIS 1.55 billion (EBITDA margin of 69.0%) in the corresponding quarter of 2014, a decrease of 19.8%.

Net profit of the Bezeq Group in the second quarter of 2015 amounted to NIS 482 million ($128 million) compared with NIS 810 million in the corresponding quarter of 2014, a decrease of 40.5%.

The decrease in the profitability metrics of the Bezeq Group was due to the aforementioned one-time NIS 582 million ($154 million) gain from the sale of Coral Tel Ltd., which was partially offset by provision in the amount of NIS 117 million for early retirement of employees at Bezeq Fixed-Line in the second quarter of 2014.

Cash flow from operating activities of the Bezeq Group in the second quarter of 2015 amounted to NIS 840 million ($223 million) compared with NIS 1.06 billion in the corresponding quarter of 2014, a decrease of 21.1%. The decrease in cash flow from operating activities was primarily due to lower profitability at Pelephone and changes in working capital at Pelephone and Bezeq Fixed-Line. The decrease was partially offset by the first-time consolidation of Yes, which had cash flow from operating activities of NIS 106 million ($28 million) in the first quarter of 2015.

Payments for investments (Capex) of the Bezeq Group in the second quarter of 2015 amounted to NIS 511 million ($136 million) compared with NIS 323 million in the corresponding quarter of 2014, an increase of 58.2%. The increase in investments was primarily due to the payment of NIS 96 million($25 million) by Pelephone for the LTE 4G frequencies in a government tender as well as the first-time consolidation of the investments of Yes in the second quarter of 2015 in the amount of NIS 82 million ($22 million).

Free cash flow of the Bezeq Group in the second quarter of 2015 amounted to NIS 413 million ($110 million) compared with NIS 787 million in the corresponding quarter of 2014, a decrease of 47.5%.

Net financial debt of the Bezeq Group amounted to NIS 9.54 billion ($2.53 billion) at June 30, 2015 compared with NIS 6.95 billion as of June 30, 2014. At June 30, 2015, the Bezeq Group net financial debt to EBITDA ratio was 2.30, compared with 1.54 on June 30, 2014.

Notes:

A.	Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of June 30, 2015 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of June 30, 2015 (NIS 3.769 = U.S. r $1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

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B.	Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

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Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620

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Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2015	2015	2014	2014
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	904	240	796	732
Restricted cash	29	8	73	65
Investments, including derivatives	2,192	582	2,645	3,406
Trade receivables, net	2,256	598	2,335	2,227
Other receivables	220	58	329	242
Inventory	96	26	89	96
Assets classified as held-for-sale	24	6	135	52

Total current assets	5,721	1,518	6,401	6,820

Investments, including derivatives	177	47	80	271
Long-term trade and other receivables	656	173	587	566
Property, plant and equipment	7,345	1,949	6,542	6,572
Intangible assets	7,642	2,028	6,175	5,908
Deferred and other expenses	360	95	370	364
Broadcasting rights	471	125	-	-
Investment in equity-accounted investee	28	8	1,014	1,057
Deferred tax assets	855	227	35	-

Total non-current assets	17,534	4,652	14,803	14,738

Total assets	23,255	6,170	21,204	21,558

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Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2015	2015	2014	2014
	NIS	US$	NIS	NIS
Liabilities
Bank loans and credit and debentures	2,301	610	1,605	1,561
Trade payables	1,021	271	639	664
Liability to related party	101	27	-	-
Other payables including derivatives	818	217	701	757
Current tax liabilities	777	206	727	671
Provisions	90	24	134	62
Employee benefits	272	72	378	259
Total current liabilities	5,380	1,427	4,184	3,974

Bank loans and debentures	13,817	3,666	12,338	13,419
Employee benefits	238	63	229	233
Other liabilities	208	55	304	262
Provisions	69	18	68	69
Deferred tax liabilities	805	214	899	835
Total non-current liabilities	15,137	4,016	13,838	14,818

Total liabilities	20,517	5,443	18,022	18,792

Equity
Total equity attributable to equity holders
of the Company	(159)	(42)	(187)	(183)
Non-controlling interests	2,897	769	3,369	2,949

Total equity	2,738	727	3,182	2,766

Total liabilities and equity	23,255	6,170	21,204	21,558

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Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Income as at

(In million except per share data)

	Six months period ended			Three months period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
		(Note A)			(Note A)
	2015	2015	2014	2015	2015	2014	2014
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	4,777	1,267	4,561	2,603	690	2,250	9,055

Cost and expenses
Depreciation and amortization	1,011	268	941	572	152	472	1,873
Salaries	938	249	891	498	132	443	1,771
General and operating expenses	1,805	479	1,695	1,004	266	824	3,371
Other operating income, net	(93)	(25)	(536)	(82)	(22)	(528)	(535)

	3,661	971	2,991	1,992	528	1,211	6,480

Operating income	1,116	296	1,570	611	162	1,039	2,575

Financing expenses, net	335	89	515	235	62	165	694

Income after financing
expenses, net	781	207	1,055	376	100	874	1,881

Share of losses in
equity-accounted investee	16	4	98	-	-	79	170

Income before income tax	797	211	957	376	100	795	1,711

Income tax	256	68	394	137	36	263	667

Net income for the period	541	143	563	239	64	532	1,044

Income (loss) attributable to:
Owners of the company	15	4	(112)	(13)	(3)	32	(103)
Non-controlling interests	526	139	675	252	67	500	1,147

Net income for the period	541	143	563	239	64	532	1,044

Earnings per share

Net income (loss), basic	0.82	0.22	(5.82)	(0.63)	(0.17)	1.68	(5.38)

Net income (loss), diluted	0.77	0.21	(5.89)	(0.65)	(0.17)	1.63	(5.50)

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Internet Gold – Golden Lines Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

(In millions)	Three months period ended
	June 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2015	2015	2014
	NIS	US$	NIS

Operating income	794	210	1,234
Depreciation and amortization	451	120	319

EBITDA	1,245	330	1,553

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three months period ended
	June 30,
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2015	2015	2014
	NIS	US$	NIS

Cash flow from operating activities	840	223	1,064
Purchase of property, plant and equipment	(363)	(96)	(281)
Investment in intangible assets and deferred expenses	(148)	(39)	(42)
Proceeds from the sale of property, plant and equipment	84	22	46

Free cash flow	413	110	787

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Designated disclosure with respect to the Company's projected cash flows

In accordance with the "hybrid model disclosure requirements" promulgated by the Israeli Securities Authority that are applicable to Internet Gold - Golden Lines Ltd. (the "Company"), the following is a report of the Company’s projected cash flows (the "report") and a disclosure of the examination by the Company’s board of directors of the Company’s liquidity in accordance with regulations 10(b)(1)(d) and 10(b)(14) of the Securities Regulations (Immediate and Periodic Notices) 5730-1970:

·	The Company’s un-reviewed financial statements as of June 30, 2015, and for the quarter then ended, reflect that the Company had an equity deficit of NIS 159 million as of such date.

·	The Company’s board of directors reviewed the Company’s outstanding debt obligations, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report for the periods from July 1, 2015 until December 31, 2015, January 1, 2016 until December 31, 2016 and January 1, 2017 until June 30, 2017, described below. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections are reasonable and appropriate.

·	Based on the foregoing, the Company’s board of directors determined that the Company does not have a liquidity problem and that for the duration of the period covered by the projected cash flows statement there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

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The following is the projected cash flow of the Company and the assumptions upon which it is based:

	For the period from July 1, 2015 until December 31, 2015	For the period from January 1, 2016 until December 31, 2016	For the period from January 1, 2017 until June 30, 2017
	NIS millions	NIS millions	NIS millions
Opening balance:
Cash and cash equivalents (1)	39	10	10

Independent sources:
Cash flows from investing activities:
Proceeds from the sale of marketable securities (2)(3)	35	91	114
Cash provided by investing activities	35	91	114

Sources from Subsidiary:
Dividends from subsidiary (4)	31	98	47

Projected uses:
Cash flows used in operating activities (5)	(2)	(4)	(2)

Cash flows from financing activities:
Repayments of debentures (6)	(62)	(132)	(134)
Interest payments (6)	(31)	(53)	(25)
Cash used in financing activities	(93)	(185)	(159)

Closing balance:
Cash and cash equivalents (1)	10	10	10

Assumptions and explanations pertaining to the above table:

(1)	Cash flows include the Company’s projected cash flows and do not include the consolidation of projected cash flows from the Company’s subsidiary, B Communications Ltd. (“B Communications”) or from Bezeq - The Israel Telecommunications Corp. Ltd. (“Bezeq”).

(2)	In addition to the cash balances it maintains, the Company also invests in low-risk, high liquidity marketable securities that are used to finance its operations. The Company’s investment policy was reviewed by the Company’s audit committee and by a credit rating agency. At least 80% of the Company's portfolio is invested in securities rated at a local rating of AA- and higher. As of July 1, 2015, the Company’s investments in marketable securities totaled NIS 296 million and by June 30, 2017 this balance is expected to be NIS 69 million.

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As of June 30, 2015, cash, cash equivalents and current investments in marketable securities totaled NIS 335 million. These liquid balances can be converted to cash in a short period of time and are a source for debt service. The Company’s cash, cash equivalents and current investments in marketable securities are sufficient for the service of the Company's debt through February 2017.

(3)	For the purposes of calculating cash flows from investments in marketable securities, the Company assumed an annual yield of 3% on the average balance of its investments in marketable securities during the period. This assumption is based on the Company's conservative investment policy, as well as on yields historically achieved by the Company from its investments in marketable securities and on management’s assessment of the probability of achieving such yield during the period.

The following are the benchmarks used by the Company and a sensitivity analysis of the above assessments:

A.	In 2014 and in 2013 the Company generated yields of 2.4% and 5.5%, respectively, on its cash and marketable securities portfolio. The Company does not anticipate that there will be any material changes to its investment policy in the projected periods.

B.	The following table shows the expected profit in NIS millions from investments in cash and marketable securities in the projected periods under a scenario of a 5% annual yield and a scenario of a -2% annual yield:

	Annual yield
Period	5%	-2%
1 – six month profit (loss)	7	(3)
2 – annual profit (loss)	11	(4)
3 – six month profit (loss)	3	(1)

(4)	Assumption of the receipt of dividends from B Communications during the period is based on the following:

According to what it believes to be a conservative estimate, the Company’s management anticipates that B Communications will distribute accumulated dividends of at least NIS 265 million by June 30, 2017. This assumption is based on market forecasts of the estimated net profits of Bezeq and on the Company's estimation of B Communications’ anticipated retained earnings during the projected periods. These estimates are derived, among other things, from B Communications' projected financing expenses and its projected purchase price allocation amortization expenses with respect to its acquisition of the controlling interest in Bezeq ("Bezeq PPA") that are non-cash expenses. Future Bezeq PPA amortization expenses are expected to decrease significantly because of the accelerated depreciation method that was adopted by B Communications at the time of its acquisition of the controlling interest in Bezeq. From April 14, 2010, the date of B Communications' acquisition of its interest in Bezeq, until June 30, 2015, B Communications has amortized approximately 69% of the total Bezeq PPA.

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The dividend assumption stated in the distribution estimate above, does not differ materially from that reported in the previous quarter. The Company's management made only an internal update of the timing of distributions between the projected periods.

B Communications does not have a dividend distribution policy. Nevertheless, the Company assumes that there is a high probability that B Communications will distribute most of its retained earnings balance as a dividend, based, among other things, on B Communications’ (i) dividend distributions in December 2013 and June 2015, and (ii) declaration in August 2015 of a dividend payable in September 2015. The Company believes that the probability of future dividend distributions by B Communications has improved and is supported by the unrestricted cash mechanism provision in its Senior Secured Notes that were issued in February 2014 that allows the use of funds that are not pledged to the holders of the Senior Secured Notes.

Accordingly, the Company’s management believes that B Communications will act in the same manner as it did in November 2013 and May and August 2015, and that it will distribute most of its retained earnings balance, so long as B Communications will have sufficient resources to service its debt for a period of at least 18 months and that the distribution meets the criteria for distributions under Israeli law. This assumption does not contradict the restrictions on distributing dividends under applicable law and other restrictions applicable to B Communications.

(5)	The cash flows from the Company’s current operations include the administrative operating costs and costs associated with the Company being a dual-listed company traded on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

(6)	The repayment of principal and interest are based on the repayment schedule for the Company’s outstanding debentures, in addition to an assumed 0% annual increase in the Consumer Price Index in 2015, an assumed 1.5% annual increase in the Consumer Price Index in 2016 and an assumed 2% annual increase in the Consumer Price Index in 2017.

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The Company has additional cash generating abilities that for conservative reasons were not taken in to account in preparing the projected cash flow detailed above. The following describes the Company's assumptions regarding these scenarios:

A.	All of the Company's shares in B Communications are free and clear of any encumbrance. If necessary, the Company can sell some of these shares, and will still remain the controlling shareholder of B Communications. An example of this ability to sell shares of B Communications is the sale of shares to Norisha Holdings Ltd. in 2013.

B.	The Company has financial flexibility and quick access to capital markets that enable it to raise funds within a short period of time. This is evident from the debenture issuances and debenture series exchanges that the Company completed in recent years.

The Company’s board of directors has reviewed the Company’s liabilities, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report, examined their scope and feasibility, as well as the timing of their receipt, and found that all such assumptions and the projections were reasonable and appropriate.

The Company’s board of directors examined the Company’s anticipated resources and liabilities, and considering the financial data in the above cash flow report and management’s explanations of such data determined that the Company does not have a liquidity problem and that for the duration of the projected period for which cash flow information has been provided there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

The information detailed above, concerning the Company’s cash flow forecast, and particularly concerning the projected dividend and yield on securities, are forward looking information as defined in the Securities Law, 5728-1968. This information includes forecasts, subjective assessments, estimates, etc. and is based, among other things, on objective market forecasts and reviews issued to the public, and relies, among other things, on the company management’s past experience. Furthermore, some of such information is based on future data and internal estimates by the Company’s management made at the current time, and there is no certainty that they will materialize, in whole or in part, due to factors that are not in the Company’s control. It is hereby clarified that there is a likelihood that said forward looking information will not be realized, in whole or in part, both with respect to the Company’s forecasts and with respect to the working assumptions on which they are based.

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